April 29, 2025

John Xu
Chief Executive Officer
Maison Solutions Inc.
127 N Garfield Ave
Monterey Park, California 91754

       Re: Maison Solutions Inc.
           Registration Statement on Form S-1
           Filed April 11, 2025
           File No. 333-286500
Dear John Xu:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 11, 2025
Cover Page

1.     Revise your cover page disclosure as follows:
           Disclose the current conversion price of the Initial Note and Additional Notes and briefly summarize the conversion price reset provisions of the notes;
           Highlight that the number of shares issuable upon conversion of the notes increases as the market price of the Class A common stock falls below the initial conversion price of the notes;
           Quantify the "accumulated interest...and payment premia" amounts that you have assumed will be paid in shares, so that it is clear how the 62,700,000 share figure was calculated;
           Explain, if true, that while you have assumed the floor conversion price of $0.26
 April 29, 2025
Page 2

           in determining the number of shares being registered for resale, the floor price can be lowered by the company at its discretion and in perpetuity pursuant to Section
           3(i) of the form of note on file as Exhibit 4.1, which could result in further upward adjustment of the number of shares to be issued upon conversion. Explain to us why you believe the current offering size is appropriate in light of this
       floor price reset provision. State that the current registration statement may not cover a sufficient number of shares to address full conversion of the Initial Note and
       Additional Notes.
Risk Factors
Risks Related to This Offering, page 8

2. Significantly expand your risk factor disclosure to highlight specific ways in which the terms of the Incremental Note and Additional Notes may contribute to substantial dilution to existing stockholders and adversely impact the market price of the Class A common stock. For example, explain how the conversion price reset provisions guarantee that the selling stockholder may acquire shares at a discount to market price and how this may impact its motivations to sell such shares. Add risk factor disclosure that the offering could cause your Class A common stock price to fall below the minimum bid price, which could result in your shares being delisted from Nasdaq. If you have plans to seek shareholder approval for a reverse stock split, such plans should be disclosed in the registration statement, including the proposed ratio, if known.
Stockholders may experience dilution of their ownership interest due to the issuance of additional shares..., page 8

3. Disclose the percentage of your outstanding shares that you are seeking to register for resale. Additionally, we note from the proxy statement on Schedule 14A filed on
       April 14, 2025, that you are seeking shareholder approval of an amendment to your articles of incorporation to increase authorized shares of Class A common stock from
       92,000,000 to 153,000,000. Please address how approval of such amendment may impact the extent of potential dilution to existing shareholders. Private Placement, page 12

4. Please supplement your description of the conversion mechanisms of the Initial Note, which also apply to the Additional Notes, to identify all reset provisions described in
       Section 3 of the form of note on file as Exhibit 4.1. As an example only, it appears that in addition to the monthly reset of the conversion price and reset on any trading day in which the trading value of the Class A common stock is at least $500,000, the conversion price will reset if there is a decline in market price following a stock split, stock dividend, or other "stock combination event." Also summarize in greater detail the circumstances under which the company can request exercise of the Incremental
       Warrant.
 April 29, 2025
Page 3
General

5. Please provide us with your analysis as to why you believe it is appropriate to register the resale of the shares underlying the Additional Notes issuable upon exercise of the
       Incremental Warrant. Refer to Question 139.11 of Securities Act Sections Compliance
       and Disclosure Interpretations. In this regard, we note that it appears to be within the selling stockholder's discretion whether to acquire the Additional Notes and in what aggregate principal amount.
6. We note that you are registering for resale by a single selling stockholder Class A common stock accounting for approximately 359% of your outstanding shares and that the selling stockholder is protected from market risk as a result of the conversion price reset provisions of the Initial Note and Additional Notes. Please provide us with a detailed legal analysis as to why you believe the offering by the selling stockholder should be characterized as a secondary offering rather than an indirect primary offering. Specifically address the nature of the relationship between the selling stockholder and the issuer and the provisions of the notes which mitigate investment risk. To the extent that this is an indirect primary, identify the selling stockholder as an underwriter and provide a fixed price at which the selling stockholder will sell the securities for the duration of the offering. For guidance, please refer to Question
       612.09 of Securities Act Rule Compliance and Disclosure Interpretations, as well as
       Question 139.11 of Securities Act Sections Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Christina C. Russo